ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 27, 2012

Submitted Pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Registration Statement on Form S-1

File No. 333-184579

SEC Comment Letter dated December 18, 2012

Attn:	Shaz Niazi/ Brigitte Lippman – Legal

Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the following responses to the comment letter dated December 18, 2012 from the Staff regarding the response letter that was filed by the Company on December 4, 2012 (the “Response Letter”) relating to the Company’s Registration Statement on Form S-1, File No. 333-184579 (the “Registration Statement”).

To assist your review, the Staff’s comments as reflected in the Staff’s letter dated December 18, 2012 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. In addition, to facilitate your review, the Company has included in Annex A attached hereto copies of certain excerpted pages that will be included in an amendment to the Registration Statement to reflect the foregoing and has included in Annex B attached hereto copies of certain excerpted pages that are expected to be included in an amendment to the Registration Statement to update the Company’s executive compensation disclosure for fiscal year 2012, subject to confirmation of

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amounts and achievement of performance targets upon completion of the Company’s fiscal year, in anticipation of seeking effectiveness of the Registration Statement in 2013. Unless otherwise specified, all references to page numbers in the Company’s responses below are to the page numbers in the excerpted pages included herewith as Annex A.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Dilution, page 33

1.	We read your response to comment 2 in our letter dated November 20, 2012. Show us how you have revised the disclosures as stated in your response and provide us your calculations of net tangible book value deficiency before offering and after offering. We may have further comments after reviewing your response.

Response to Comment 1:

The Company supplementally advises the Staff that, as disclosed on page 33, which was included in Annex A to the Response Letter, the Company has deducted the redeemable non-controlling interest and its deferred financing costs from its determination of net tangible book value deficiency. The Company’s net tangible book value deficiency at September 30, 2012 of $827.3 million, or $15.68 per share, and the Company’s pro forma as adjusted net tangible book value deficiency at September 30, 2012 of $668.4 million, or $10.94 per share, each of which were included on page 33 of Annex A to the Response Letter, were calculated as follows (based on the financial information included on pages F-3 and F-24 of the Registration Statement) (dollars in thousands):

	Net Tangible Book Value Deficiency at September 30, 2012	Adjustments for the Offering		Pro Forma As Adjusted Net Tangible Book Value Deficiency at September 30, 2012
Total Assets	$1,899,603	$(30,782	)(a)	$1,868,821
Goodwill	(991,967)			(991,967)
Other Intangible – Net	(440,067)			(440,067)

Total Consolidated Tangible Assets	467,569			436,787
Total Liabilities	1,293,683	(189,714	)(b)	1,103,969
Redeemable Noncontrolling Interest	15,825			15,825
Deferred Financing Costs	(14,605)			(14,605)

Net Tangible Book Value Deficiency	$(827,334)			$(668,402)

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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(a)	Represents the estimated net proceeds to the Company from the initial public offering (assuming an initial public offering price of $24.00 per share, the midpoint of the preliminary estimated initial public offering price range), less (i) $204.0 million expected to be used to repay amounts outstanding under the Company’s 13.0% senior notes, and (ii) $7.5 million expected to be used to make the termination payment under the Company’s Sponsor management agreement, in each case, without giving effect to taxes.
(b)	Represents $191.6 million, the carrying amount of the Company’s 13.0% senior notes as of September 30, 2012, less debt issuance costs of $1.9 million.

The Company will further revise page 33 as reflected in Annex A hereto to clarify that its calculation of net tangible book value deficiency is equal to total consolidated tangible assets, less total consolidated liabilities, redeemable non-controlling interests and deferred financing costs.

Common Stock Valuation and Stock-Based Compensation, page 44

2.	We note your response to comment 3 in our letter dated November 20, 2012. However, we note the following issues:

•

We note your response that projected time for liquidity event is 1-3 years. Considering your discussions with underwriters started in April 2012 and the proximity to the valuation date, tell us (i) how your assumption of a projected liquidity event of 1-3 years in your valuations as of March 31, 2012, April 4, 2012 and May 2, 2012 are appropriate and (ii) how the effective marketability discount used in such valuations and fair value determinations are appropriate.

•

We note under PWERM methodology, the per share value of common stock is estimated based on the probability weighted present value of expected future values of stock under various possible future liquidity event scenarios. Please tell us (i) the future liquidity event scenarios used and (ii) probabilities for such scenarios.

Response to Comment 2:

The Company supplementally advises the Staff that the future liquidity event scenarios considered in the Company’s PWERM methodology were a sale of the Company and a public offering of the Company’s common stock. As of the valuation determinations as of March 31, 2012, April 4, 2012 and May 2, 2012, the Company categorized the probability of completing a liquidity event as follows: (1) [*****]% on or prior to December 31, [*****], (2) [*****]% on or prior to December 31, [*****], (3) [*****]% on or prior to December 31, [*****], and (4) [*****]% on or prior to December 31, [*****].

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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While the Company commenced discussions with its lead underwriter in late May 2012 regarding the possibility of an initial public offering, the timing for consummation of an initial public offering, or any other liquidity event, remained uncertain and significantly dependent on market conditions. The Company determined, based on discussions with the stockholders and the Company’s advisors, including the underwriters, that its ability to achieve a liquidity event would be dependent on a number of conditions, some of which were outside of the Company’s control, including the liquidity and general state of the capital markets and credit markets, the short- and long-term pricing in each of those markets, general economic conditions and outlook, and the Company’s financial performance and growth prospects. The Company believes that the probabilities assigned to future liquidity events described above were appropriate based on all of the information available to the Company as of each of March 31, 2012, April 4, 2012 and May 2, 2012, including the anticipated timeline to complete an initial public offering and the market risks referred to above.

The Company further notes that until the total equity value of the Company exceeds the Class L liquidation preference (which total equity value did not exceed the Class L liquidation preference as of December 31, 2011), holders of shares of Class A common stock are not entitled to receive any value upon a liquidity event. As a result, increasing the probability of a liquidity event in the near term would have resulted in a lower indicated value per share for the Class A common stock as the value of the Class A common stock was largely dependent on the enterprise value increasing above the existing debt. As an example, the Company recalculated the value of the Class A common stock using the same PWERM methodology but with the probability of a liquidity event of [*****]% on or before December 31, [*****] and [*****]% on or before December 31, [*****] and the resulting value of the Class A common stock would have been $[*****] per share, as compared to the $6.09 per share value that was determined by the Company on May 2, 2012 using the liquidity event probabilities described above.

In determining the fair value of its common stock, the Company did not apply a separate and explicit marketability discount as the rates of return associated with the highly leveraged Class A common stock were analogous to venture capital rates of return which inherently are illiquid in nature. Instead, the Company applied risk-adjusted discount rates that were based on the capital asset pricing model for each of the Class A common stock and the Class L common stock and that reflected the subordination of the common stock in the capital structure, including subordination of the Class A common stock to the Class L common stock, and the expected time to a liquidity event. The Company believes that such discount rates appropriately capture the risks associated with each class of the Company’s common stock. In particular, the Company noted that the risk-adjusted discount rates applied to the Class A common stock as of each of March 31, 2012, April 4, 2012 and May 2, 2012 were consistent with the rates of return for venture capital investments indicated in the AICPA Practice Aid on Valuation of Privately-Held-

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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Company Equity Securities Issued as Compensation. As these rates of return reflect returns on illiquid investment, the Company believes that the use of the risk-adjusted discount rates without a separate marketability discount were appropriate to value the Company’s Class A common stock using the PWERM methodology.

Equity Awards, page 47

3.	We note your response to comment 5 in our letter dated November 20, 2012. However you have not provided the basis for the determination of option exchange completed on May 2, 2012 and note the following issues:

•

Considering you determined the fair value of Class L common stock of $511.51 and Class A common stock of $6.09 as of April 4, 2012 and May 2, 2012, please explain to us how you determined the exchange ratio for the exchange options completed on May 2, 2012 and how it is consistent with such fair value determinations.

•

Your disclosure on page 48 indicates option exchange resulted in equity holders holding equity in the same ratio of nine shares of Class A common stock for every one share of Class L common stock. However your disclosure on page F-33 indicates exchange ratio of options to purchase approximately 7.9 shares of Class common stock for a new option to purchase 4.6 shares of Class A common stock and one share of Class L common stock. Please revise to clarify the exchange ratio and present consistent disclosures as appropriate.

Response to Comment 3:

The Company supplementally advises the Staff that in estimating the potential future value to the Company’s optionsholders of the Company’s option grants, the Company has historically relied upon a stretch management forecast (detailed below) that is different from the forecast used as a basis for fair value determinations. The Company determined to use the stretch management forecast for these purposes in consideration of the Company’s then-existing capital structure, where the Class L common stock was entitled to a preferential liquidating distribution that, as described in response to Comment 4 below continues to grow at a rate of 10% per annum, compounded quarterly, and thereby absorbs the Company’s equity value until the Company’s operating performance grows to a sufficient level to command a total equity value that is high enough to surpass this Class L preference amount. This capital structure creates an inflection point in the Company’s total equity value that dramatically impacts the value of its Class A common stock (and similarly its options to purchase shares of Class A common stock). If the Company’s total equity value is below that inflection point (as it was in 2011 and at the beginning of 2012) the shares of Class A common stock would receive no value upon a liquidation at that time and have value only based upon the Company’s prospects for future growth that could result in the Company’s total equity value increasing above the inflection

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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point. However, once the Company’s performance is sufficient to support a total equity value that exceeds the Class L preference amount, the shares of Class A common stock become entitled to share in the equity value in excess of the Class L preference amount on a pro rata basis upon a liquidation, resulting in more rapid growth in the value of shares of Class A common stock as compared to the shares of Class L common stock. The Company refers the Staff to Exhibit 1 to this comment letter for a description of the Company’s stretch forecast for fiscal [*****].

Through the option exchange, the Company sought to enable optionholders to exchange out-of-the-money options to purchase only shares of Class A common stock for options to purchase shares of Class A common stock and Class L common stock that both (i) were issued with an exercise price that was equal to fair value at the time of grant and (ii) offered existing optionholders the ability to participate in any growth in the Company’s equity value on the same basis as the Company’s investor shareholders (by holding options to purchase both shares of Class A common stock and Class L common stock in the same ratio as the Company’s investor stockholders held their shares of Class A common stock and Class L common stock).

The exchange ratio used by the Company in the option exchange was determined by calculating the estimated aggregate value of the existing options to purchase shares of Class A common stock in [*****] years (i.e., as of [*****]) based on the Company’s stretch forecast, and then determining the number of shares of Class A common stock and Class L common stock with an exercise price equal to fair value on the date of grant (and to be issued in the fixed ratio of nine shares of Class A common stock for each share of Class L common stock) that would have the same estimated value as of [*****]. The Company’s calculation of the estimated value of the existing options to purchase shares of Class A common stock and the calculation of the exchange ratio based upon this estimated value is set forth on Exhibit 1 to this response letter.

In addition, the Company supplementally advises the Staff that the disclosure of an exchange ratio of options to purchase approximately 7.9 shares of Class A common stock for a new option to purchase 4.6 shares of Class A common stock and one share of Class L common stock that was included on page F-33 of Annex A to the Response Letter gave effect to the 1-for-1.9704 reverse split of the Company’s Class A common stock that is expected to be effected prior to the commencement of the Company’s roadshow. In accordance with applicable accounting guidance, the Company expects to retroactively give effect, in the Company’s financial statements included in the Registration Statement, to the reverse split of the Class A common stock once it occurs but will not retroactively give effect to the conversion of the Class L common stock. The Company will revise the disclosure on page 48 of the Registration Statement as reflected in Annex A hereto to clarify that the ratio of nine shares of Class A common stock for every one share of Class L common stock is a ratio that does not give effect to the reverse stock split that is part of the reclassification.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
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4.	We note your response to comment 6 in our letter dated November 20, 2012. However you have not bridged the fair value of the common stock and the basis for conversion of each outstanding Class L common stock into 35.1955 shares of Class A common stock. Based on the conversion amount of $631.32 per Class L Common stock as of November 23, 2012 as noted in your response and the current proposed offering price of $24, please bridge the fair value of the common stock and the basis for conversion of each outstanding Class L common stock into 35.1955 shares of Class A common stock.

Response to Comment 4:

The Company supplementally advises the Staff that, as described in the Company’s Response Letter (and in order to be able to market the offering with a fixed number of shares of common stock outstanding rather than the number of shares floating with the initial public offering price and pricing date), the conversion factor of 35.1955 for the shares of the Company’s Class L common stock was determined by agreement between the Company and its stockholders and does not equal the conversion rate that would otherwise apply at the time of the Company’s initial public offering in accordance with the terms of the Company’s certificate of incorporation, and it was not intended to approximate the fair value of the Company’s common stock at the time of conversion or the time of the Company’s initial public offering. While the Company is not able to provide the requested bridge to the fair value of the common stock because the mutually agreed conversion rate was not intended to result in a conversion of shares of Class L common stock into a number of shares of Class A common stock having the identical aggregate fair value to the shares of Class L common stock so converted, the method (and calculation) that the Company used to determine the conversion rate of 35.1955 is set forth below.

•

As previously disclosed in the Registration Statement, the Company’s certificate of incorporation provides that, immediately prior to the Company’s initial public offering, each share of Class L common stock will convert into a number of shares of Class A common stock equal to 1 (appropriately adjusted to reflect any stock split on the Company’s Class A common stock, including the anticipated 1-for-1.9704 reverse split) plus an additional number of shares of common stock determined by dividing (1) the Class L conversion amount, which will be equal to the base amount for such share ($405.00) plus the amount that accrued from May 28, 2008, the date of the Company’s going private transaction, on the outstanding Class L base amount at a rate of 10% per annum, compounded quarterly, by (2) the initial public offering price of a share of the Company’s common stock in the initial public offering net of the underwriting discounts and commissions and a pro rata portion, based upon the number of shares being sold in the offering, of the estimated offering-related expenses incurred by the Company. However as described above, the Company and its stockholders determined to effect the conversion of the Class L common stock prior to commencement of the roadshow for the initial public offering (through an amendment to the Company’s certificate of incorporation) and on different, mutually agreed upon, terms from those initially set forth in the Company’s certificate of incorporation.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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•

For purposes of the mutually agreed conversion of the Class L common stock, the Company and its stockholders determined to use the same formula that was included in the Company’s certificate of incorporation but, rather than wait until the consummation of the initial public offering and use the actual Class L conversion amount and net initial public offering price at such time, use mutually agreed inputs for these amounts in order to determine the conversion rate in advance of the commencement of the roadshow for the offering. The Company and its stockholders determined to use a Class L conversion amount of $[*****], which represented the accumulated Class L conversion amount through [*****], and to use a net initial public offering price of $[*****], which was based upon a $[*****] per share price to the public and an estimated $[*****] per share of underwriting discounts and commissions and Company offering expenses.

•	Based on the foregoing, the Company determined the Class L conversion rate of 35.1955 as follows: (A) 1 divided by 1.9704 (or 0.5075), plus (B) [*****] divided by [*****] (or 34.6880).

•

Because the Company believes that, as a result of the fact that the Company’s stockholders hold the Company’s shares of Class A common stock and Class L common stock in the same ratio of 9 shares of Class A common stock for each share of Class L common stock, the chosen Class L conversion rate will not result in a meaningful change in the allocation of equity value amongst pre-initial public offering stockholders, the Company does not intend to revise the Class L conversion rate to reflect the fact that the mutually agreed upon inputs described above will differ from the actual amounts that will result upon consummation of the Company’s initial public offering.

5.	We read your response to comment 7 in our letter dated November 20, 2012 and note that your determination of the fair value of the Class A common stock reflects the absence of a liquid market and, as a result, reflects an effective marketability discount. Please disclose the lack of marketability discount used for each valuation date and the basis for your determination.

Response to Comment 5:

The Company will revise the Registration Statement on page 47 as reflected in Annex A hereto in response to Comment 5 to include the requested disclosure. In addition, the Company supplementally advises the Staff that, in determining the fair value of its common stock, the Company did not apply any explicit marketability discounts. Instead, the Company applied discount rates that were calculated under the capital asset pricing model for each of the Class A common stock and the Class L common stock and, as described in the Company’s response to Comment 2, the Company believes that such discount rates appropriately capture the risks, including marketability risk, associated with each class of the Company’s common stock.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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6.	We note your response to comment 8 in our letter dated November 20, 2012. However, it appears to us that you have not adequately addressed the issues. Thus, the comment is partially reissued. Considering the decline in fair value from $21.45 as of October 1, 2011 to $12.00 as of May 2, 2012, please bridge your fair value determinations to the current estimated IPO price. Noting the preliminary estimated IPO price (without refinancing) of $19 represents an approximate 58% increase in value and the preliminary estimated IPO price (with refinancing) of $24 represents an approximate 100% increase, please reconcile and explain the differences between your estimated offering price range and the fair values determined in your previous valuations. Tell us how each of the factors included in your analysis contributed to the increase.

Response to Comment 6:

The Company supplementally advises the Staff that it has included in Exhibit 2a to this response letter a series of tables laying out certain assumptions underlying the valuation determinations at October 1, 2011, April 4, 2012, May 2, 2012, and at the end of 2012 in connection with the proposed initial public offering. The Company has also included in Exhibit 2b a valuation bridge that illustrates the impact, in each applicable scenario, of the events described below.

As described in the Response Letter, the Company valued its equity as of October 1, 2011, using a number of erroneous assumptions, which are reiterated in note 2 to Exhibit 2b. Upon obtaining the advice of an independent third party valuation firm in connection with determining the fair value of the Company’s common stock as of December 31, 2011, the Company adjusted its fair value determination downward, and confirmed that this view was reasonable in connection with granting equity awards as of April 4, 2012 and May 2, 2012. On May 23, 2012, the Company completed its acquisition of Huntyard Limited. When, in the Fall of 2012, the Company and the underwriters began discussing the preliminary estimated initial public offering price range, they sought to assess the price that investors would be willing to pay based on the Company’s forecasted 2013 results. After receiving the underwriters’ recommendation regarding the preliminary estimated initial public offering price range, the Company determined to pursue a refinancing of all of the Company’s outstanding debt, which decision prompted the underwriters to reevaluate the Company’s valuation and recommend a higher total equity value for purposes of determining the preliminary estimated initial public offering price range.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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Based on discussions with the Company’s underwriters, the Company believes that the price that investors will be willing to pay for shares of the Company’s common stock in the initial public offering will be a determined based on a multiple of adjusted net income and/or a multiple of adjusted EBITDA. While the Company has employed different valuation methodologies at different points in time, it has consistently valued the Company’s enterprise value at [*****] to [*****] forward adjusted EBITDA and the Company’s equity value at [*****] to [*****] forward adjusted net income. The primary factors that have changed, or may change, since October 1, 2011 and which contribute to an increase in the Company’s adjusted net income or adjusted EBITDA are as follows:

•

Growth in the Company’s Business. The fair value determined as of May 2, 2012 was based on projected financial performance for 2012, which included projected revenue of $[*****], adjusted EBITDA of $[*****] and adjusted net income of $[*****]. The valuation prepared in November 2012 for purposes of determining an estimated initial public offering price range was based on projected financial performance for 2013, which included projected revenue of $[*****], adjusted EBITDA of $[*****] million and adjusted net income of $[*****] million (excluding the effects of the proposed offering or the potential refinancing of the Company’s indebtedness as described above). In addition to continued growth of the Company’s full service child care and backup child care services in the United States, the 27 Huntyard Limited centers that were acquired on May 23, 2012 contributed approximately $[*****] to the Company’s projected adjusted EBITDA for 2013 and approximately $[*****] to the Company’s projected adjusted net income for 2013 (as compared to [*****] contribution in the Company’s 2012 projections).

•

Use of Proceeds from the Initial Public Offering. The Company intends to use the net proceeds from the initial public offering to repay amounts outstanding under the 13.0% senior notes, which will reduce the Company’s interest expense thereby increasing the Company’s adjusted net income.

•

Refinancing of the Company’s Remaining Indebtedness. The Company intends to refinance its $430.6 million senior secured term loan and the $300.0 million 11.5% senior subordinated notes with a new $815.0 million senior secured term loan. The Company’s existing term loan and senior subordinated notes have a weighted average cost of debt of 8.25% and the Company currently estimates that its new senior secured term loan will have a cost of debt of approximately [*****]%, which will reduce the Company’s interest expense thereby increasing its adjusted net income. The Company’s contemplated refinancing is, effectively, predicated on the consummation of the offering because the Company has determined, based upon market feedback from its advisors and potential lenders, that the refinancing cannot be completed on the anticipated terms without the concurrent reduction in outstanding indebtedness that is expected to result from the application of the net proceeds of the offering to repay amounts outstanding under the 13.0% senior notes. If the Company is not able to consummate the refinancing on the terms anticipated, then the interest expense savings and related impact on the Company’s adjusted net income and common stock valuation will be adjusted downward and the Company’s initial public offering price range will also need to be appropriately reduced to reflect any such reduced interest expense savings. As a result, the Company believes that while it would not have been appropriate to give effect to the terms of the proposed refinancing in determining the fair value of the Company’s equity as of May 2, 2012,

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it is now appropriate to give effect to such terms for purposes of the estimated initial public offering price range (with the understanding that a failure to obtain such terms will negatively impact the estimated initial public offering price range).

7.	We note your analysis indicates that after giving effect to the reclassification the value per share as of May 2, 2012 would have been $12.00 per share of common stock in respect of shares derived from Class A common stock and $14.54 per share of common stock in respect of shares derived from Class L common stock. Please explain to us how the values of common stock derived from Class A and Class L are different and how you computed such values.

Response to Comment 7:

The Company respectfully directs the Staff to the Company’s response to Comment 4 above for a description of the method by which the Company and its stockholders determined the Class L conversion rate and why the Company is unable to bridge the Class L conversion rate to the fair value of the Company’s Class A common stock.

In addition, the Company supplementally advises the Staff that, while the reclassification will result in all of the shares of Class A common stock and Class L common stock converting into a single class of common stock with identical features, so that there will be no basis for assigning a different value per common share based on whether such common shares derived from shares of Class A common stock or shares of Class L common stock, at the time of the option awards on May 2, 2012 the options were issued in respect of shares of both Class A common stock and Class L common stock. Because, as described in the Company’s response to Comment 4 above, the Class L conversion rate that was mutually agreed by the Company and its stockholders was not intended to, and does not, result in a conversion of shares of Class L common stock into a number of shares of Class A common stock having the identical fair value on the conversion date as the shares of Class L common stock so converted, the implied value per share of Class A common stock issuable upon conversion of the Class L common stock (based on the mutually agreed Class L conversion rate of 35.1955) differs from the fair value that was determined for the shares of Class A common stock on May 2, 2012 in connection with the grant of the option awards. The impact of the reclassification on a share of Class L common stock and a share of Class A common stock as of May 2, 2012 is illustrated in the table below.

	Class L common stock	Class A common stock
Number of shares	1	1
Value per share	$511.51	$6.09
Factor applied in the reclassification	35.1955	0.5705
Number of shares after the reclassification	35.1955	0.5705
Price per share after the reclassification (value per share divided by the factor applied in the reclassification, rounded up to the nearest whole cent)	$14.54	$12.00

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

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8.	We note you use projected 2012 and 2013 adjusted net income and adjusted EBITDA in your analysis. Provide us with (a) the projected 2012 and 2013 adjusted net income and adjusted EBITDA (b) an explanation of the adjustments to net income and EBITDA.

Response to Comment 8:

The Company supplementally advises the Staff that its projected 2012 and 2013 adjusted EBITDA and adjusted net income is as set forth in the columns so labeled on Exhibit 2a. The adjustments reflected in the calculations of projected adjusted EBITDA and projected adjusted net income are the same as those described in the Registration Statement on page 13 with respect to the presentation of the Company’s historical adjusted EBITDA and adjusted net income included in the Registration Statement, except that projected adjusted EBITDA also gives effect to certain additional adjustments permitted under the definition of Consolidated Adjusted EBITDA contained in the Company’s senior credit agreement governing its senior credit facilities as described on page 56 of the Registration Statement.

9.	We note acquisition of Huntyard as one of the factors in your analysis. Show us the actual 2012, projected 2012 and 2013 net income, and adjusted EBITDA related to Huntyard, how it increased your adjusted EBITDA, the impact of the acquisition of Huntyard on your operations and how it contributed to the increase in fair value of your common stock.

Response to Comment 9:

The Company supplementally advises the Staff that, at the time that the Company completed the acquisition of Huntyard Limited, the projected adjusted EBITDA for Huntyard Limited was $[*****] for 2012 and $[*****] for 2013, the projected net income for Huntyard Limited was $[*****] for 2012 and $[*****] for 2013, and the projected adjusted net income for Huntyard Limited was $[*****] for 2012 and $[*****] for 2013. The Company currently expects for Huntyard Limited’s 2012 actual results to include $[*****] of adjusted EBITDA and net income of $[*****], of which approximately $[*****] of adjusted EBITDA and $[*****] of net income will be included in the Company’s financial results based on the acquisition date of May 23, 2012.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
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Page 13

The Company acquired Huntyard Limited for $108 million in cash, a multiple of [*****] Huntyard’s 2012 projected adjusted EBITDA. The Company expects to realize improved operating performance in future periods due to operating synergies associated with adding the 27 Huntyard centers to the Company’s existing portfolio of centers in the United Kingdom, as well as the expected opening of the three new Huntyard centers currently in the pipeline that are expected to be opened in the first quarter of 2013 and the ramping up of these new centers to steady state operating performance. The Company expects to reduce its overhead expenses by $[*****] by eliminating redundant costs ($[*****] of overhead expenses projected for 2012 down to $[*****] of overhead expenses projected for 2015). In addition, the Company expects to achieve operating efficiencies by leveraging its existing sales, administrative, marketing and operations platforms in support of these new centers, and the Company expects to grow Huntyard’s enrollment as a result of the marketing and sales opportunities that will be available to Huntyard as part of Bright Horizons.

The Company believes that it is able to increase the value of Huntyard by capitalizing on these efficiencies, the development of the pipeline centers and enrollment opportunities and in a manner that Huntyard would not have been able to do on its own. As a result, the Company believes that Huntyard, as part of the Company’s business platform, is able to command a higher multiple than it did as a stand-alone asset. On a discounted cash flow basis, Huntyard’s indicated net present value after deducting associated debt is approximately $[*****], implying an adjusted EBITDA multiple of [*****] (i.e., $[*****] multiplied by [*****] minus the $85 million of debt used to acquire Huntyard Limited), which the Company believes is within the range of multiples that will be applied to the Company’s business in the initial public offering.

10.	Please provide us the details of refinancing and demonstrate to us how your contemplated refinancing of outstanding indebtedness will reduce your annual cash interest obligations and how such saving in future resulted in change in preliminary offering price from $19 without refinancing to $24 with refinancing.

Response to Comment 10:

The Company respectfully directs the Staff to Exhibit 3 attached hereto and its response to Comment 6 above for the detailed calculations regarding the impact of the refinancing on the Company’s expected interest expense and the resulting anticipated impact on the Company’s valuation and initial public offering price range. In addition, the Company has included in Exhibit 3 hereto its current expectations regarding pricing terms for the refinancing as well how the expected interest savings resulted in an increase in the preliminary estimated initial public offering price range. The Company further supplementally advises the Staff that the contemplated refinancing is, effectively, predicated on the consummation of the initial public offering because the Company has determined, based upon market feedback from its advisors

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 27, 2012	Bright Horizons Family Solutions Inc.
Page 14

and potential lenders, that the refinancing cannot be completed on the anticipated terms without the concurrent reduction in outstanding indebtedness that is expected to result from the application of the net proceeds of the offering to repay amounts outstanding under the Company’s 13.0% senior notes. If the Company is not able to consummate the refinancing on the terms anticipated, then then the interest expense savings and related impact on the Company’s valuation will be need to be adjusted downward and the Company’s initial public offering price range will also need to be appropriately revised downward to reflect any such reduced interest expense savings. As a result, the Company believes that while it would not have been appropriate to give effect to the terms of the proposed refinancing in the May 2, 2012 valuation, it is now appropriate to give effect to such terms for purposes of the estimated initial public offering price range (with the understanding that a failure to obtain such terms will negatively impact the estimated initial public offering price range).

11.	We note your response that significant component of the increase in equity value is attributable to the impact of rolling forward the valuation date to a more current date. Tell us (a) when the roll forward valuation was performed, (b) the time frame the changes represent, (c) the fair value of your common stock determined as of that date, (d) the changes in your valuation assumptions and (e) reconcile changes in fair value from previous valuation date to the roll forward valuation.

Response to Comment 11:

The Company respectfully directs the Staff to the Company’s response to Comment 6 above, as well as to Exhibit 2b hereto, each of which provide a bridge from the Company’s fair value determinations to the estimated initial public offering price range provided to the Company by its underwriters in late fall 2012, which estimated initial public offering price range was determined, in part, based upon the “roll forward” of the Company’s operating performance to take into consideration the Company’s forecasted 2013 financial results. In addition, the Company supplementally advises the Staff that:

(a)	No “roll forward” determination of fair value was performed by the Company. Instead, the “rolling forward the valuation date to a more current date,” as described in response to Comment 8 in the Response Letter, reflected the fact that the estimated initial public offering price range provided to the Company by its underwriters considered the Company’s forecasted financial results through December 31, 2013 (as compared to the valuations performed as of April and May 2012 that, instead, considered the Company’s forecasted financial results for the year ending December 31, 2012).

(b)	As described in the Company’s response to Comment 6, the time frame that the changes from the determinations as of April 4, 2012 and May 2, 2012 represent is simply the difference between the use of the Company’s forecasted 2012 financial results and long term forecasts as the basis for the Company’s discounted cash flow valuation and PWERM analysis versus the use of only the Company’s forecasted 2013 financial results for the underwriters determination of an estimated initial public offering price range in late fall 2012.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
December 27, 2012	Bright Horizons Family Solutions Inc.
Page 15

(c)	As described in the response to Comment 6, the initial public offering price range for the Company’s common stock in the initial public offering is currently estimated to be between $22 and $26 per share, assuming the effect of the reclassification and the planned refinancing. As noted above, the Company has not made a determination of fair value of its common stock subsequent to the May 2, 2012 valuation date.

(d)	The Company’s valuation methodology for purposes of determining fair value in connection with the grant of option awards has been to determine the fair value of the equity using a discounted cash flow valuation method that has considered the Company’s future operating performance for periods from 2012 through 2023. Using this methodology, and for the reasons described in response to Comment 8 of the Response Letter, the compensation committee of the Company’s board of directors determined that the fair value of the Company’s common stock as of December 31, 2011, April 4, 2012 and May 2, 2012 based on the Company’s projected earnings over time was a reasonable estimate of the fair value of the Company’s common stock as of those dates. In contrast, when the Company’s underwriters determined the preliminary estimated initial public offering price range in November 2012, they used only the Company’s then-projected 2013 adjusted EBITDA and adjusted net income in such valuation, and relied on a multiple of earnings and adjusted EBITDA.

(e)	The Company respectfully directs the Staff to its responses to Comments 6 and 9 above and in the response to Comment 8 in the Response Letter, which detail the projected 2013 adjusted net income increased over 2012 and the reasons therefor, including the contemplated refinancing, the anticipated accretive impact of the Huntyard acquisition, and the Company’s anticipated organic growth.

*****	Confidential material redacted and separately filed with the Securities and Exchange Commission.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:

David Lissy

Elizabeth Boland

Exhibit 1

Confidential Treatment Requested by Bright Horizons Family Solutions Inc.

Calculation of option exchange ratio

(in thousands, other than multiples, and per share/combination option values)

Pre-exchange

2014
EBITDA (1)	$	[*****	]
LTM EBITDA Multiple		[*****	]

Total Enterprise Value	$	[*****	]
Option Proceeds(2)		$16,908
Less: Net Debt(1)	$	[*****	]

Equity Value	$	[*****	]

Accreted preference on Class L common stock	$	[*****	]
Residual equity value to Class A common stock	$	[*****	]
Total shares outstanding (fully diluted)(3)		14,833

Residual value per common share	$	[*****	]

Options to purchase Class A common stock - $10 exercise price
Value per option	$	[*****	]
Number of vested options		[*****	]

Total value	$	[*****	]

Options to purchase Class A common stock - $11 exercise price
Value per option	$	[*****	]
Number of vested options		[*****	]

Total value	$	[*****	]

Total value of ‘A’ options ($10 and $11 strike)	$	[*****	]

Post-exchange

Total Enterprise Value	$	[*****	]
Option Proceeds (4)		$55,350
Less: Net Debt (1)	$	[*****	]

Equity value	$	[*****	]

Number of combination options(5)(6)		1,341
Number of options derived to equalize total value		93

Total fully diluted combination options		1,434

Equity value per combination option	$	[*****	]
Fair value per combination option		$566.32

Total value per combination option	$	[*****	]

Number of options available to exchange		93

Total value of options	$	[*****	]

Exchange Ratio:

Options eligible for exchange (7)	1,447
Options on combination shares to be issued upon exchange (7)	93

Total average conversion ratio	15.5

(1)	Calculated based on management stretch case through December 31, [*****] as of the first quarter of 2012.
(2)	Proceeds to Company from exercise of options calculated as follows prior to the exchange:

	Number	Exercise price	Proceeds from exercise
Rollover options to purchase Class A common stock	208,719	$2.50	$521,798
Options to purchase Class A common stock	1,384,100	$10.00	$13,841,000
Options to purchase Class A common stock	41,650	$11.00	$458,150
Rollover options to purchase Class L common stock	23,191	$90.00	$2,087,190

			$16,908,138

(3)	Fully diluted shares outstanding calculated as follows:

		Options eligible for exchange	Rollover Options
	Shares			Total
Class A common stock	11,858,229	1,425,750	208,719	13,492,698
Class L common stock	1,317,581	—	23,191	1,340,772

Total	13,175,810	1,425,750	231,910	14,833,470

(4)	Proceeds to Company from exercise of options calculated as follows subsequent to the exchange:

			Proceeds from exercise
	Number	Exercise price
Rollover options to purchase Class A common stock	208,719	$2.50	$521,798
Options to purchase Class A common stock	838,170	$6.09	$5,104,455
Rollover options to purchase Class L common stock	23,191	$90.00	$2,087,190
Options to purchase Class L common stock	93,130	$511.51	$47,636,926

			$55,350,369

(5)	As described in the Company’s response to Comment 3, options granted in connection with the exchange were granted in a combination, whereby participants exchanged options to purchase Class A common stock for options to purchase Class A common stock and Class L common stock, in a ratio of options to purchase 9 shares of Class A common stock to 1 share of Class L common stock.

	Fair value per share	Shares per combination	Fair value per combination
Class A common stock	$6.09	9	$54.81
Class L common stock	$511.51	1	$511.51

Combination			$566.32

(6)

	Fully diluted Shares	Class A common stock	Class L common stock

Shares outstanding in 9-to-1 ratio	1,340,772	12,066,948	1,340,772
Option combinations available for exchange	93,130	838,170	93,130

	1,433,902	12,905,118	1,433,902

(7)	Represents options to purchase shares as set forth in the following table. Of the 93,130 share combinations that were expected to be granted in the option exchange, 90,630 were granted.

Options outstanding as of December 2011	1,425,750
Options subsequently forfeited or exercised	(20,000)
Options expected to be granted on or prior to April 1, 2012	41,500

Total options eligible for exchange	1,447,250

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Exhibit 2a

Confidential Treatment Requested by Bright Horizons Family Solutions Inc.

(in thousands, other than multiples, and per share/combination option values)

Valuation as of:	9/30/2011			12/31/2011			Q4 2012			Q4 2012 with Refinancing
	12-month Forward Forecast			2012 Forecast			2013 Forecast			2013 Forecast
Adjusted EBITDA
Net income		[*****	]		[*****	]		[*****	]		[*****	]
Interest expense		[*****	]		[*****	]		[*****	]		[*****	]
Income tax (benefit) expense		[*****	]		[*****	]		[*****	]		[*****	]
Depreciation		[*****	]		[*****	]		[*****	]		[*****	]
Amortization		[*****	]		[*****	]		[*****	]		[*****	]

EBITDA		[*****	]		[*****	]		[*****	]		[*****	]
Additional Adjustments:
Straight line rent expense (1)		[*****	]		[*****	]		[*****	]		[*****	]
Stock compensation expense (2)		[*****	]		[*****	]		[*****	]		[*****	]
Sponsor management fee (3)		[*****	]		[*****	]

total adjustments		[*****	]		[*****	]		[*****	]		[*****	]

Adjusted EBITDA		[*****	]		[*****	]		[*****	]		[*****	]

Consolidated adjusted EBITDA adjustments (6)		[*****	]		[*****	]

Adjusted EBITDA utilized for management valuations	$	[*****	]	$	[*****	]	$	[*****	]	$	[*****	]

Adjusted net income
Net income		[*****	]		[*****	]		[*****	]		[*****	]
Stock compensation expense (2)		[*****	]		[*****	]		[*****	]		[*****	]
Sponsor management fee (3)		[*****	]		[*****	]
Amortization (4)		[*****	]		[*****	]		[*****	]		[*****	]
Tax effect of above (5)		[*****	]		[*****	]		[*****	]		[*****	]

Adjusted net income		[*****	]		[*****	]		[*****	]		[*****	]

Pro Forma adjustments to net income for debt repayment and refinancing
Reduction in estimated interest expense - repay 13% senior notes (8)								20,234			20,234
Tax effect of above								(8,094)			(8,094)
Reduction in estimated interest expense - refinance remaining debt (9)											[*****	]
Tax effect of above											[*****	]

Additional pro forma net income								[*****	]		[*****	]

Adjusted pro forma net income	$	[*****	]	$	[*****	]	$	[*****	]	$	[*****	]

Equity Valuation Range
[*****]x forward adj. EBITDA		[*****	]		[*****	]		[*****	]		[*****	]
[*****]x forward adj. EBITDA		[*****	]		[*****	]		[*****	]		[*****	]
[*****]x forward adj. EBITDA		[*****	]		[*****	]		[*****	]		[*****	]

[*****]x forward pro forma adj. net income		[*****	]		[*****	]		[*****	]		[*****	]
[*****]x forward pro forma adj. net income		[*****	]		[*****	]		[*****	]		[*****	]
[*****]x forward pro forma adj. net income		[*****	]		[*****	]		[*****	]		[*****	]

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Valuation as of:	9/30/2011			12/31/2011				Q4 2012				Q4 2012 with Refinancing
	2012 Forecast			2012 Forecast				2013 Forecast				2013 Forecast

Fair Value Determination / Filing Mid-Point	Fair Value Determination							Filing Mid-Point
Enterprise value (10)		[*****	]		[*****	]			[*****	]			[*****	]
Debt		[*****	]		[*****	]			[*****	]			[*****	]

Current equity shareholders		[*****	]		[*****	]			[*****	]			[*****	]
Public offering - estimated proceeds (7)							$19.00		252,700		$24.00		180,000

Total equity value	$	[*****	]	$	[*****	]		$	[*****	]		$	[*****	]

Total Enterprise Value / forward adj. EBITDA		[*****	]x		[*****	]x			[*****	]x			[*****]x
Equity value / forward adj. net income		[*****	]x		[*****	]x			[*****	]x			[*****]x
A’s and L’s
Current equity holders’ equity value	$	[*****]		$	[*****]			$	[*****]			$	[*****]

L shares outstanding (000’s) - fully diluted		[*****]			[*****]				[*****]				[*****]

A shares outstanding (000’s) - fully diluted		[*****]			[*****]				[*****]				[*****]

L accreted value per share	$	[*****]		$	[*****]			$	[*****]			$	[*****]
Total L accreted value	$	[*****]		$	[*****]			$	[*****]			$	[*****]
Residual value to common equity	$	[*****]		$	[*****]			$	[*****]			$	[*****]

Liquidation Value
Equity value per L share	$	[*****]		$	[*****]			$	[*****]			$	[*****]
Equity value per A share	$	[*****]		$	[*****]			$	[*****]			$	[*****]

Fair Value Assigned (PWERM Methodology)
Equity value per L share		$541.70			$511.51
Equity value per A share		$10.89			$6.09

	Initial filing with no refinancing
Enterprise values across the preliminary and updated price ranges (11)
Initial filing price range		$17.00			$19.00			$21.00
Enterprise value		[*****	]		[*****	]		[*****	]
Debt		922,000			922,000			922,000

Current equity shareholders		[*****	]		[*****	]		[*****	]
Public offering - estimated proceeds		226,100			252,700			279,300

Total equity value	$	[*****	]	$	[*****	]	$	[*****	]

Enterprise value implied multiple of Adjusted EBITDA		[*****	]x		[*****	]x		[*****	]x
Equity value implied multiple of Adjusted Net Income		[*****	]x		[*****	]x		[*****	]x

	Updated filing with refinancing
Updated filing price range		$22.00			$24.00			$26.00
Enterprise value		[*****	]		[*****	]		[*****	]
Debt		922,000			922,000			922,000

Current equity shareholders		[*****	]		[*****	]		[*****	]
Public offering - estimated proceeds		165,000			180,000			195,000

Total equity value	$	[*****	]	$	[*****	]	$	[*****	]

Enterprise value implied multiple of Adjusted EBITDA		[*****	]x		[*****	]x		[*****	]x
Equity value implied multiple of Adjusted Net Income		[*****	]x		[*****	]x		[*****	]x

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Notes to Exhibit tables

(1)	Represents rent in excess of cash paid for rent, recognized on a straight line basis over the lease life in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases.
(2)	Represents non-cash stock-based compensation expense.
(3)	Represents annual fees paid to the Company’s Sponsor under a management agreement, which will be terminated upon consummation of the offering.
(4)	Represents amortization of intangible assets.
(5)	Represents the tax benefit, using an effective rate of 40%, associated with the expenses described in notes (2), (3) and (4).
(6)	Represents additional adjustments permitted in accordance with the definition of Consolidated Adjusted EBITDA as defined in the Company’s senior credit facilities. As described on page 56 of the Registration Statement, Consolidated Adjusted EBITDA is a negotiated measure used exclusively by the Company and its creditors to determine the Company’s compliance with certain covenants contained in its senior credit facilities and, because of the additional adjustments included in the definition of Consolidated Adjusted EBITDA in the Company’s senior credit agreement governing the senior credit facilities, Consolidated Adjusted EBITDA is not comparable to adjusted EBITDA as described in the Registration Statement under “Prospectus Summary—Summary Consolidated Financial and Other Data.” At the time the projection was prepared, this was the measure employed by the Company in preparing its valuation analysis.
(7)	In connection with determining an estimated initial public offering price range, the Company and its underwriters initially estimated an offering size of approximately $250 million, which resulted in an offering size of approximately 13.3 million shares based upon the initial estimated initial public offering price range. At the midpoint of the initial estimated initial public offering price range of $19 per share, the offering would have resulted in approximately $253 million of gross proceeds to the Company. In connection with the determination to pursue a refinancing of all of its outstanding indebtedness, the Company and its underwriters subsequently determined to revise the estimated offering size to approximately $180 million of gross proceeds, which resulted in an updated offering size of approximately 7.5 million shares based upon the midpoint of the updated estimated initial public offering price range of $24 per share.

(8)	Impact of repayment of debt and refinancing on estimated valuation
	Reduction in annual interest expense resulting from repayment of 13% senior notes								[*****	]
	Approximate multiple of net income								[*****	]

	incremental equity value indicated							$	[*****	]

	Reduction in annual interest expense resulting from refinancing of remaining indebtedness													[*****	]
	Approximate multiple of net income													[*****	]

	incremental equity value indicated												$	[*****	]

(9)	Details of the refinancing proposals:
		Principal	Rate	2013 Projected				2013 (a)					2013 (b)
	Term Loan B	346,111	4.25%	[*****	]				[*****	]				—
	Term Loan C	85,000	5.25%	[*****	]				[*****	]				—
	Senior subordinated notes	300,000	11.50%	[*****	]				[*****	]				—
	Senior notes	197,200	13.00%	[*****	]				[*****	]				—
	Deferred financing fees-OPCo debt			[*****	]				[*****	]				—
	Deferred financing fees-HoldCo debt			[*****	]				[*****	]				—
	New Term Loan B	815,000	[***** ]	[*****	]				[*****	]				[*****	]
	Deferred financing fees-new Term Loan B			[*****	]				[*****	]				[*****	]
	Revolver - including unused line fee			[*****	]				[*****	]				[*****	]

	Pro forma interest expense			[*****	]	[*****	]		[*****	]	[*****	]		[*****	]

(a)	As adjusted to reflect the repayment of the 13.0% senior notes with proceeds from the initial public offering.
(b)	As further adjusted based on repayment of the 13.0% senior notes and refinancing of the remaining debt obligations with new Term Loan B, principal amount of $815 million plus $100 million revolving line of credit, [*****]% original issue discount, fees of [*****]%, over a [*****] year term.

Interest rate estimated to be L+[*****] with [*****]% floor, resulting in rate of [*****]%	$	[*****	]	[*****	]%	[*****	]
Estimated repayment of principal during the year with cash flow from operations		[*****	]	[*****	]%	[*****	]

						[*****	]

(10)	For the valuation estimates in fourth quarter of 2012, total enterprise value on this line represents the total enterprise value as calculated using the midpoint of the estimated price range.
(11)	For illustrative purposes, total enterprise value is shown using the low, midpoint and high end of the estimated price range in order to illustrate the relative implied multiples of adjusted EBITDA and adjusted net income at the various projected prices.

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Exhibit 2b

Confidential Treatment Requested by Bright Horizons Family Solutions Inc.

(in thousands, other than multiples, and per share/combination option values)

					Class A Common stock						Class L common stock
			Total Equity Value (1)		Equity Value			Shares outstanding (12)	Per Share Equity Value	Per share Equity Value after reclassification (12)	Equity Value			Shares outstanding (12)	Per Share Equity Value			Per share Equity Value after reclassification (12)
October 1, 2011 fair value determination (2)			[*****	]		[*****	]	12,067	$10.89	$21.46		[*****	]	1,341	$	[*****	]	$	[*****	]
Reduction in estimated fair value to align with the method employed at December 31, 2011 (3)			[*****	]		[*****	]		$(4.80)	$(9.46)		[*****	]		$	[*****	]	$	[*****	]

May 2, 2012 fair value determination (4)			[*****	]		[*****	]	12,067	$6.09	$12.00		[*****	]	1,341		$511.51			$14.54

Additional value resulting from valuation conducted in connection with initial public offering using 2013 projected operating performance (5)			[*****	]
Impact of repayment of 13.0% senior notes with IPO proceeds (6)			[*****	]

Estimated valuation used by the underwriters to determine the initial estimated initial public offering price range			[*****	]
Estimated range of company valuation used by the underwriters to determine the initial estimated initial public offering price range (7)
price range - lower	$17.00		[*****	]
price range - mid	$19.00	(8)	[*****	]	$	[*****	]	11,946	$9.64	$19.00	$	[*****	]	1,327	$	[*****	]		$19.00
price range - upper	$21.00		[*****	]

Impact of proposed refinancing (10)			[*****	]

Estimated company valuation after giving effect to proposed refinancing			[*****	]
Estimated range of company valuation used by the underwriters to determine the estimated initial public offering price range after giving effect to the proposed refinancing (11)
price range - lower	$22.00		[*****	]
price range - mid	$24.00	(9)	[*****	]	$	[*****	]	11,946	$12.18	$24.00	$	[*****	]	1,327	$	[*****	]		$24.00
price range - upper	$26.00		[*****	]

(1)	Represents the combined fair value of the Company’s outstanding Class A common stock and Class L common stock.
(2)	As of October 1 2011, the Company conducted a discounted cash flow analysis that valued the Company’s total equity at $[*****] million, implying a [*****]x multiple of forecasted adjusted EBITDA. As described in the Registration Statement, the Company then used a PWERM methodology to allocate value among the Class A common stock and Class L common stock, resulting in the allocation of equity value first to the Class L shares up to the amount of the preferential distribution amount at the assumed exit date and any residual value to the Class A and Class L shares on a participating basis. The Company believes that certain assumptions employed in the valuation analysis conducted in October 2011 were flawed, leading to an overstatement of its fair value.

Probability weighted total value at September 30, 2011

	Probability of Liquidity Event		Discount Rate - Class A		EBITDA Multiple		Class A Value at Future Date			Class A Value Discounted to Current Date			Probability Weighted Class A Share Value			Discount Rate - Class L		Class L Value at Future Date			Class L Value Discounted to Current Date			Probability Weighted Class L Share Value
[*****]	[*****	]%	[*****	]%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	[*****	]%	$	[*****	]	$	[*****	]	$	[*****	]
[*****]	[*****	]%	[*****	]%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	[*****	]%	$	[*****	]	$	[*****	]	$	[*****	]
[*****]	[*****	]%	[*****	]%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	[*****	]%	$	[*****	]	$	[*****	]	$	[*****	]
[*****]	[*****	]%	[*****	]%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	[*****	]%	$	[*****	]	$	[*****	]	$	[*****	]

			Probability weighted total value											$10.89										$	[*****	]

(3)	The Company corrected the following assumptions employed in the internal valuation prepared as of September 30, 2011, based on advice from the independent third party valuation specialist at December 31, 2011.

a.	At the end of 2011, the Company completed its 2011 budget review and fully updated its 2012 projections, resulting in a [*****] of forecasted adjusted EBITDA from $[*****] to $[*****].

b.	Required rate of return for the Class L common stock increased from [*****]% to [*****]%

c.	Required rate of return for the Class A common stock increased from [*****]% to [*****]%

d.	Market multiple of adjusted EBITDA for the various expected future exit dates changed from [*****] in all periods to [*****] in [*****], [*****] in [*****], [*****] in [*****] and [*****] in [*****].

(4)	The allocation of the total fair value of the equity as of the valuation date to the Class A common stock and Class L common stock was based upon the PWERM methodology, using the following assumptions which result in the allocation of equity value first to the Class L shares up to the amount of the preferential distribution amount at the assumed exit date and any residual value to the Class A common stock and Class L common stock on a participating basis.

	Probability of Liquidity Event		Discount Rate - Class A	EBITDA Multiple		Class A Value at Future Date			Class A Value Discounted to Current Date			Probability Weighted Class A Share Value			Discount Rate - Class L	Class L Value at Future Date		Class L Value Discounted to Current Date			Probability Weighted Class L Share Value
[*****]	[*****	]%	56.7%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	16.3%	[*****	]	$	[*****	]	$	[*****	]
[*****]	[*****	]%	56.7%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	16.3%	[*****	]	$	[*****	]	$	[*****	]
[*****]	[*****	]%	56.7%	[*****	]X	$	[*****	]	$	[*****	]	$	[*****	]	16.3%	[*****	]	$	[*****	]	$	[*****	]

			Probability weighted total value										$6.09									$511.51

(5)	The estimated value of the Company determined by the Company and its underwriters in connection with deriving the preliminary estimated initial public offering price range of $17 to $21 was based on projected operating performance for 2013 (as compared to the projected operating performance for 2012 that was used by the Company in determining fair value as of May 2, 2012). This “roll forward” of the valuation used by the underwriters in arriving at the initial estimated initial public offering price range resulted in the following estimated increases to adjusted net income and adjusted EBITDA (which then resulted in the increased total equity value as a result of the application of the same range of multiples being applied to the additional adjusted net income and adjusted EBITDA). The table above includes the additional total equity value relating to the calculation based upon adjusted net income (as opposed to the calculation based upon adjusted EBITDA) in order to maintain a consistent approach to the adjustments in the table, which also include adjustments related to reduced interest expense associated with the debt refinancings.

	Adjusted Net Income			Adjusted EBITDA
For the year ending December 31, 2012 (estimated as of January 2012)	$	[*****	]	$	[*****	]
For the year ending December 31, 2013 (estimated as of November 2012)		[*****	]		[*****	]

Increase attributable to use of estimated 2013 financial results (a)		[*****	]		[*****	]

Multiple used in connection with the preparation of the preliminary estimated initial public offering price range		[*****	]		[*****	]
Additional Total Equity Value	$	[*****	]	$	[*****	]

(a)	Includes approximately $[*****] of adjusted net income and $[*****] of adjusted EBITDA attributable to the projected operating performance of Huntyard Limited in 2013.

(6)	Reflects the following impact on interest expense of the repayment of the 13.0% senior notes with proceeds from the initial public offering on the Company’s interest expense, net of tax:

Reduced interest expense, net of tax, resulting from the repayment of the 13.0% senior notes	$	[*****	]
Multiple used in connection with the preparation of the preliminary estimated initial public offering price range		[*****	]

Additional Total Equity Value	$	[*****	]

(7)	The estimated Company valuation used by the underwriters to determine the initial estimated initial public offering price range reflects the value attributable to existing (pre-initial public offering) stockholders of approximately $[*****] plus approximately $252.7 million attributable to the estimated proceeds to be received by the Company in the initial public offering.

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

(8)	Total equity value after giving effect to the offering at the midpoint of the $17 to $21 range and the reclassification is allocated as follows:

Total value of legacy Class A common stock	$	[*****	]
Total value of legacy Class L common stock	$	[*****	]
Value to Company optionholders		[*****	]
Value of shares issued in the offering		252,700
Other miscellaneous value determined by underwriters		[*****	]

	$	[*****	]

(9)	Total equity value after giving effect to the offering at the midpoint of the $22 to $26 range and the reclassification is allocated as follows:

Total value of legacy Class A common stock	$	[*****	]
Total value of legacy Class L common stock		[*****	]
Value to Company optionholders		[*****	]
Value of shares issued in the offering		180,000

	$	[*****	]

(10)	For a description of the terms of the proposed refinancing and their impact on the Company’s adjusted net income, please see the Company’s response to Comment 10, footnote 8 to Exhibit 2a and Exhibit 3 to this response letter.
(11)	The estimated Company valuation used by the underwriters to determine the updated estimated initial public offering price range reflects the value attributable to existing (pre-initial public offering) stockholders of approximately $[*****] plus approximately $180.0 million attributable to the estimated proceeds to be received by the Company in the initial public offering.
(12)	Shares outstanding before and after giving effect to the reclassification is calculated as follows:

Outstanding shares of Class A common stock as of September 30, 2012 (in thousands)	11,946
Reverse stock split factor	0.5075

Outstanding shares of common stock from Class A common stock after giving effect to the reclassification	6,063

Outstanding shares of Class L common stock as of September 30, 2012 (in thousands)	1,327
Class L conversion rate	35.1955

Outstanding shares of common stock from Class L common stock after giving effect to the reclassification	46,708

Total outstanding shares of common stock after giving effect to the reclassification (in thousands)	52,771

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Exhibit 3

Confidential Treatment Requested by Bright Horizons Family Solutions Inc.

(in thousands, other than multiples, and per share/combination option values)

The following table shows the impact of the Company’s planned refinancing, including (i) adjustments to the Company’s capital structure assuming completion of initial public offering and refinancing, (ii) the impact of the refinancing on the Company’s projected interest expense in 2013, (iii) the impact of the reduced interest expense on the Company’s forecasted adjusted EBITDA and adjusted net income in 2013, (iv) the total equity value implied by applying the multiples suggested by the underwriters to 2013 forecasted adjusted net income pro forma for the refinancing and (v) the implied initial public offering price to the public, based on such equity values.

(in thousands)	Giving effect to the initial public offering and application of net proceeds as described in “Use of Proceeds”						Adjustments for Refinancing			Pro forma for the refinancing
Capital Structure - As of December 31, 2012
Line of Credit			—							—
New Term Loan			—				815,000			815,000
Term Loan B			346,111				(346,111)			—
Term Loan B			85,000				(85,000)			—
11.5% senior subordinated notes			300,000				(300,000)			—

Total Debt			731,111							815,000

2013 Interest
Interest Income			(110)							—
Line of Credit - Unused Fees			[*****	]						[*****	]
New Term Loan Estimate [*****]			[*****	]						[*****	]
New Term Loan Deferred Financing and OID			[*****	]						[*****	]
Term Loan B Interest (4.25%)			[*****	]						[*****	]
Term Loan C Interest (5.25%)			[*****	]						[*****	]
Senior Subordinated Notes Interest (11.5%)			[*****	]						[*****	]
Existing Deferred Financing and OID			[*****	]						[*****	]

Net Interest Expense			[*****	]						[*****	]

2013 Interest Impact on Net Income
Adjusted EBITDA			[*****	]						[*****	]
FAS 13 Rent Expense			[*****	]						[*****	]
Stock Compensation Expense			[*****	]						[*****	]
EBITDA			[*****	]						[*****	]
Depreciation			[*****	]						[*****	]
Amortization			[*****	]						[*****	]
Interest			[*****	]						[*****	]
Tax Effect (1)			[*****	]						[*****	]

GAAP Net Income			[*****	]						[*****	]
Amortization			[*****	]						[*****	]
Stock Option Expense			[*****	]						[*****	]

Tax Effect (1)			[*****	]						[*****	]

Adjusted Net Income			[*****	]						[*****	]

	Preliminary estimated offering range: $17 to $21						Preliminary estimated offering range: $22 to $26
(in thousands)	Low		Midpoint		High		Low	Midpoint		High
P / E (IPO Price Range Valuation)	[*****]x		[*****]x		[*****]x		[*****]x	[*****]x		[*****]x
Per Share Valuation
Gross IPO Proceeds	226,661		252,700		279,993		165,000	180,000		195,000

Common shares outstanding (2)	52,521		52,521		52,521		52,771	52,771		52,771
Shares Issued at IPO	13,333		13,333		13,333		7,500	7,500		7,500
Options Dilution	943		1,343		1,672		1,948	2,253		2,504

Diluted Shares Outstanding	66,797		67,197		67,527		62,219	62,525		62,776

IPO Price Range Equity Value	[*****	]	[*****	]	[*****	]	[***** ]	[*****	]	[*****	]

Indicated IPO Price Range	$ [*****	]	$ [*****	]	$ [*****	]	$ [***** ]	$ [*****	]	$ [*****	]

Rounded IPO Price Range	$17.00		$19.00		$21.00		$22.00	$24.00		$26.00

(1)	Global effective tax rate included in Company forecast for 2013 is 39% and pro forma adjustments are tax effected at 40%.
(2)	Gives effect to the reclassification.

***** Confidential material redacted and separately filed with the Securities and Exchange Commission.

Annex A

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at September 30, 2012 was approximately $827.3 million, or $15.68 per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities, deferred financing costs and redeemable noncontrolling interests) by the number of shares of common stock outstanding at September 30, 2012, assuming that the reclassification had taken place on September 30, 2012. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $24.00 per share (the midpoint of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at September 30, 2012 would have been approximately $668.4 million, or $10.94 per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $4.74 to existing stockholders and an immediate increase in net tangible book value deficiency per share of $34.94 to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share(a)		$24.00
Pro forma net tangible book value (deficiency) per share at September 30, 2012	$(15.68)
Increase per share attributable to new investors in this offering	4.74
Pro forma net tangible book value (deficiency) per share after this offering		(10.94)

Dilution per share to new investors		$(34.94)

(a)	The midpoint of the range set forth on the cover of this prospectus.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value deficiency per share of our common stock after giving effect to this offering would be $10.28 per share of our common stock. This represents a decrease in pro forma as adjusted net tangible book value deficiency of $5.40 per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value deficiency of $34.28 per share of our common stock to you.

A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $7.7 million, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

depreciation, amortization, straight line rent expense, stock compensation expense, transaction costs expensed in connection with acquisitions completed in the respective periods (including costs associated with our going private transaction), Sponsor management fee and the annual expense associated with certain long-term incentive plans other than stock options (which we refer to for these purposes as “EBITDA”) at various future exit dates, the estimation of future and present values under each outcome and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L common stock up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the common stock and Class L common stock on a participating basis. No marketability discount was imposed at each valuation date.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

				Discounted Cash Flow		PWERM
Valuation Date	Fair Value per Class A Common Share		Market Approach EBITDA Multiples(1)	Perpetuity Growth Rate	Discount Rate(2)	EBITDA Multiple(3)	Weighted Average Years to Exit	Common Stock Discount Rate	Class L Common Stock Discount Rate
May 28, 2008	$10.00	(4)	10.5x	not used	not used	6.5x-14.5x	3.7	44.00%	16.00%
October 1 and October 11, 2011	$10.89	(4)	9.5x	not used	not used	9.5x	2.9	54.60%	15.20%
April 4, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%
May 2, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%

(1)	For the valuation at May 28, 2008, the market approach multiple represents the implied value of our company as of May 28, 2008, as the determination of the going private transaction price was based upon an arm’s-length bidding process for a publicly-traded entity. For the valuation supporting the October 2011 awards, the market multiple represents the implied value based on consideration of market data for a consistent group of guideline companies in the education sector. For the valuation supporting the April 4, 2012 and May 2, 2012 grants, the market approach was considered but ultimately not relied upon for a conclusion of fair value given the lack of publicly-traded competitors in the child care industry and the resulting limited comparability of other education companies to us.
(2)	Represents the weighted average cost of capital.
(3)	For the valuation at May 28, 2008, core EBITDA multiples of 9.5x to 11.5x were utilized and given the greatest weighting in the analysis (70%). Extreme case multiples of 6.5x, 7.5x, 8.5x, 12.5x, 13.5x and 14.5x were also employed but were given less weight than the core multiples, with a combined weighting of 15% below 9.5x and 15% above 11.5x.
(4)	Does not give effect to the reclassification.

Equity Awards

Aggregate option grants between May 28, 2008, the date of our going private transaction, and December 31, 2011 were as follows (without giving effect to the reclassification): 1,257,750 options on Class A common shares in 2008 (fair value of $10.00 per share and exercise price of $10.00 per share), 28,300 options on Class A common shares in 2009 (fair value of $10.00 per share and exercise price of $10.00 per share), 71,600 options on Class A common shares in 2010 (fair value of $5.09 per share and exercise price of $10.00 per share), 89,350 options on Class A common shares in April 2011 (fair value of $9.02 per share and exercise price of $10.00 per share) and 41,650 Class A common shares in October 2011 (fair value of $10.89 per share and exercise price of $11.00 per share). On May 2, 2012, 1,401,750 options to acquire Class A common shares were exchanged for options to acquire 815,670 Class A common shares, and options to acquire 90,630 Class L common shares. In addition, on April 4, 2012 and May 2, 2012, a total of 293,004 options to acquire our Class A common shares, and 32,556 options to acquire Class L common shares were also awarded. The fair values and exercise prices for these awards were $6.09 per Class A common share and $511.51 per Class L common share. Prior to the option exchange, our employee stock options (other than rollover options relating to our going private transaction and related awards) were options to purchase only shares of our Class A common stock. In contrast, our investor stockholders held shares of both our Class A common stock and our Class L common stock in a ratio of nine shares of our Class A common stock for every one share of our Class L common stock (or 4.9 shares of our Class A common stock for every one share of our Class L common stock after retroactively giving effect to the 1-for-1.9704 reverse split of our Class A common stock, as described in “The Reclassification”). Our Class L common stock had a preferential payment right upon any liquidating distribution by us to holders of our capital stock, see “The Reclassification.” As a result, until the entire preference amount was paid out in respect of all outstanding shares of Class L common stock, holders of only shares of Class A common stock (or options to purchase only shares of Class A common stock) were not entitled to receive any portion of such liquidating distribution and, as a result, changes in the value of our equity would not be experienced in the same manner by our investors and our employee optionholders.

We determined in late January 2012 to pursue an option exchange in an attempt to better align the interests of our investor shareholders and our employee optionholders. Specifically, the option exchange was intended to provide an opportunity for existing optionholders to participate on the same basis as our investor shareholders in any equity value that was created through the growth and performance of our business, rather than having optionholders participate in liquidating distributions only after payment of the Class L preferred return. The exchange ratio was selected to provide an approximately equivalent net equity value opportunity to optionholders as the existing option awards, with the new option grants made “at the money” for options to acquire both shares of Class A common stock and shares of Class L common stock.

In connection with the option exchange, as described above, we obtained a contemporaneous valuation of our equity as of December 31, 2011 from an independent third-party valuation specialist, which was conducted in accordance with the guidelines outlined in the AIPCA Practice Aid, and which valuation was performed on a basis consistent with the third-party valuation performed in 2008. The valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. After receiving such contemporaneous valuation, our board of directors approved the option exchange offer on March 9, 2012, including the exchange ratio and the exercise price for new awards (subject to such exercise price being determined by the board to be at least equal to the fair value of the underlying shares on the date of grant). We commenced the option exchange offer on March 26, 2012 and we completed the option exchange (and issued the new option awards) on May 2, 2012. All eligible optionholders participated in the option exchange, which resulted in our equity holders holding equity in the same ratio of nine shares of Class A common stock (or options to purchase such shares) for every one share of Class L common stock (or options to purchase such shares). After giving effect to the reclassification, options to purchase an aggregate of 1,108,674 shares of our Class A common stock at an exercise price of $6.09 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 562,652 shares of our common stock at an exercise price of $12.00 per common share. In addition, options to purchase an aggregate of 123,186 shares of our Class L common stock at an exercise price of $511.51 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 4,335,592 shares of our common stock at an exercise price of $14.54 per common share. In the aggregate, as of September 30, 2012 after giving effect to the reclassification, we had outstanding options to purchase 5,062,017 shares of our common stock at a weighted average exercise price of $13.84 per common share.

Annex B

Executive Compensation

Overview

The following discussion relates to the compensation of our chief executive officer, David H. Lissy, and our two most highly compensated executive officers (other than our chief executive officer), Mary Ann Tocio, our president and chief operating officer, and Elizabeth Boland, our chief financial officer and chief accounting officer (collectively referred to in this prospectus as our named executive officers). Our named executive officers’ compensation is determined by our compensation committee and is generally reviewed annually. Our executive compensation program is designed to attract and retain high-quality leadership and incentivize our executive officers and other key employees to achieve Company performance goals and strong individual performance over the short- and long-term. Our pay-for-performance approach to executive compensation places a greater emphasis on long-term equity incentive grants than on other forms of compensation, reflecting our focus on long-term value creation and serving to align the interests of our executive officers with those of our shareholders.

Elements of Executive Compensation

The compensation of our named executive officers consists of base salary, annual cash bonuses, equity awards and employee benefits that are generally made available to all salaried employees. Our named executive officers are also entitled to certain compensation and benefits upon a qualifying termination of employment pursuant to severance agreements.

Base Salaries.    Base salaries for our named executive officers are determined based on the scope of each officer’s responsibilities along with his or her respective experience and contributions to the Company. It is our philosophy to maintain a conservative level of base cash compensation, with greater emphasis placed on long-term incentive compensation. Base salaries for our named executive officers are reviewed annually by our compensation committee. When reviewing base salaries for increase, our compensation committee takes factors into account such as each officer’s experience and individual performance, the Company’s performance as a whole and general industry conditions, but does not assign any specific weighting to any factor. For 201~~1~~2, our compensation committee decided to approve an ~~across the board~~increase of 2% in the base salaries of ~~our salaried employees as a whole, including those of~~each of our named executive officers.

Annual Cash Bonuses.    Our annual cash bonus program was established to promote and reward the achievement of key strategic and business goals as well as individual performance. Fifty percent of the cash incentive award granted to our named executive officers in fiscal 201~~1~~2 was based on the achievement of pre-established corporate goals and 50% was based on a qualitative assessment of each individual’s performance.

For fiscal 201~~1~~2, Mr. Lissy and Ms. Tocio each had a target cash incentive award of 120% of base salary, and Ms. Boland had a target cash incentive award of 60% of base salary. Each named executive officer could earn more than the full amount of the portion of his or her target award that was based on corporate performance if corporate performance for the year exceeded target and also could earn less than such amount if the target level of performance was not achieved.

For fiscal 201~~1~~2, our compensation committee established a corporate performance goal of ~~$16.1 million~~ $28.1 million of growth in earnings before interest, taxes, depreciation, amortization, straight line rent expense, equity expense, transaction costs and sponsor management fee, which we refer to for these purposes as EBITDA. Target performance was exceeded, with an actual growth in EBITDA for 201~~1~~2 as compared to 201~~0~~1 of ~~$17.8 million~~ $30.1 million. This ~~represented10% outperformance against~~level of achievement of the targeted growth level and resulted in the named executive officers each earning ~~110~~100% of the portion of his or her target incentive award that was based on corporate performance. ~~After~~At the end of the 201~~1~~2 fiscal year, our compensation committee met and evaluated the performance of each of our named executive officers during the fiscal year. In this evaluation, they considered various leadership and business factors, including strategic planning and execution, strategic vision and leadership skills, customer satisfaction, diversity and stability of growth, culture and employee satisfaction, innovation, communication skills, board relations and presentations, ethics and values and succession planning and determined that each of the named executive officers earned 100% of the portion of his or her annual incentive award that was based on individual performance.

Equity Awards.    Our named executive officers participate in the 2008 Equity Incentive Plan (the “Equity Plan”). See “—Equity Plan” below for additional details about the Equity Plan. Grants under the Equity Plan, including those made to our named executive officers, generally consist of stock option awards, half of which are subject to time-based vesting and half of which are subject to time- and performance-based vesting and will fully vest and become exercisable if there is a change of control of the Company or an initial public offering of the Company’s stock or, for certain members of senior management, including the named executive officers, upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s awards subject to time- and performance-based vesting will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. Option awards serve both to align the interests of our named executive officers with our shareholders through the use of performance-based awards and to encourage retention through the use of time-based awards. ~~As a result of the compensation committee’s evaluation of the relative compensation paid to executive officers, Ms. Boland was granted an option award during fiscal 2011. Following our 2011 fiscal year, we completed an option exchange program, as described below, in which we issued option awards with vesting terms as described above.~~During fiscal 2012, each named executive officer received an option award in April 2012, an option award in May 2012, and an option award in connection with our option exchange in May 2012. The options awarded in April 2012 were fully vested at the time they were granted. The options granted in connection with the option exchange program are subject to the same vesting terms as the options they replaced as described above. All other options granted in May 2012 are subject to the vesting terms described above. For a description of the option exchange program and the other option awards, see “—Equity Plan.” Upon the consummation of this offering, options to purchase 241,758, 227,125 and ~~107,398~~113,800 shares of our common stock held by Mr. Lissy, Ms. Tocio and Ms. Boland, respectively, will vest pursuant to their terms.

Benefits and Perquisites.    We provide modest benefits and perquisites for our named executive officers. Most of these benefits and perquisites, such as our 401(k) matching contribution and basic health and welfare benefit coverage, are available to all eligible employees. In addition, Mr. Lissy and Ms. Tocio are provided a car allowance each year, and all named executive officers receive Company-paid supplemental disability insurance.

Severance Agreements.    All our named executive officers have severance agreements with the Company, which include severance, change of control, and restrictive covenant provisions. We believe that change of control arrangements provide our executives with security that will likely reduce any reluctance they may have to pursue a change of control transaction that could be in the best interests of our stockholders. We also believe that reasonable severance and change of control benefits are necessary in order to attract and retain high-quality executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded or paid to our named executive officers for the 2011 and 2012 fiscal years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)		Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David Lissy	2012	342,118	205,271		4,529,409	205,271	13,763	5,295,831
Chief Executive Officer	2011	335,420	761,886	~~(2)~~	-	221,377	11,213	1,329,896

Mary Ann Tocio	2012	342,118	205,271		4,861,590	205,271	16,979	5,631,229
President and Chief Operating Officer	2011	335,420	761,886	~~(2)~~	-	221,377	14,429	1,333,112

Elizabeth Boland	2012	253,864	76,159		2,125,790	76,159	4,536	2,536,508
Chief Financial Officer	2011	248,890	~~297,667~~ 327,667	~~(2)~~	64,004	82,134	4,535	~~697,230~~ 727,230

(1)	Salaries include amounts contributed by the named executive officer to the 401(k) Plan (as defined below).
(2)	For fiscal 2012, amounts shown reflect the amount earned by the named executive officer that was earned based on individual performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” ~~above are (Mr. Lissy, $ , Ms. Tocio, $ , and Ms. Boland, $ )~~above. For fiscal 2011, ~~Amounts~~ amounts shown reflect (a) cash payments in respect of one-time deferred compensation awards granted in May 2008 (Mr. Lissy, $560,634, Ms. Tocio, $560,634, and Ms. Boland, $253,000)~~. Deferred compensation awards were one-time awards made by the Company in connection with our going private transaction andthat vested, based on continued service by the named executive officer, on May 29, 2011, and were subsequently paid in 2011.Amounts shown also reflect the cash amount~~ and (b) the amount paid to the named executive officer in respect of the portion of his or her annual bonus for fiscal year 2011 that was earned based on individual performance ~~as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above~~(Mr. Lissy, $201,252, Ms. Tocio, $201,252, and Ms. Boland, $74,667). Ms. Boland voluntarily forfeited her right to $30,000 of this deferred compensation award in order to make this amount available for bonus payments to certain members of the Company’s accounting team, which resulted in an actual amount of $223,000 paid to Ms. Boland. Deferred compensation awards were one-time awards made by the Company in connection with our going-private transaction that vested, based on continued service by the named executive officer, on May 29, 2011, and were subsequently paid in 2011.
(3)	~~Amounts~~For fiscal 2012, amounts shown reflect (a) the incremental fair value of options awarded in connection with the option exchange program, determined as of the modification date of such options in accordance with FASB ASC Topic 718 (Mr. Lissy, $3,346,280, Ms. Tocio, $3,143,742, and Ms. Boland, $1,397,953) and (~~ii~~b) the fair value of options awarded in 2012 determined in accordance with FASB ASC Topic 718 (Mr. Lissy $1,183,129, Ms. Tocio $1,717,848 and Ms. Boland, $727,837). For fiscal 2011, amounts shown reflect the grant date fair value of options awarded in 2011 determined in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Amounts shown reflect the cash amount paid to the named executive officer in respect of the portion of his or her annual bonus for each fiscal year ~~2011~~ that was earned based on Company performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above.
(5)	Amounts shown include the following: matching contributions made to the 401(k) Plan on behalf of the named executive officer; a car allowance payment made to Mr. Lissy and Ms. Tocio; and supplemental disability insurance premiums paid by the Company.

Name	Year	401(k) Match ($)	Car Allowance ($)	Supplemental Disability Insurance ($)	Total ($)
David H. Lissy	2012	4,250	7,200	2,313	13,763
	2011	1,700	7,200	2,313	11,213
Mary Ann Tocio	2012	5,625	7,200	4,154	16,979
	2011	3,075	7,200	4,154	14,429
Elizabeth J. Boland	2012	3,076	-	1,460	4,536
	2011	3,075	-	1,460	4,535

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2012 without giving effect to the reclassification.

Option Awards (1)
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)		Option Exercise Price (6)($) (e)		Option Expiration Date(7) (f)
~~David Lissy~~	~~804~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/14/2012~~
	~~1,864~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~3/6/2013~~
	~~1,760~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/28/2012~~
	~~1,188~~	~~(2)~~ 	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/15/2013~~
	~~543~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/19/2014~~
	~~70,860~~	~~(2)~~	~~47,240~~	~~(3)~~	~~-~~		~~$~~	~~10.00~~	~~9/2/2018~~
	~~-~~		~~-~~		~~118,100~~	~~(4)~~ 	~~$~~	~~10.00~~	~~9/2/2018~~

~~Mary Ann Tocio~~	~~4,023~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/14/2012~~
	~~3,107~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~3/6/2013~~
	~~1,354~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/28/2012~~
	~~848~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/15/2013~~
	~~226~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~2/19/2014~~
	~~66,570~~	~~(2)~~	~~44,380~~	~~(3)~~	~~-~~		~~$~~	~~10.00~~	~~9/2/2018~~
	~~-~~		~~-~~		~~110,950~~	~~(4)~~	~~$~~	~~10.00~~	~~9/2/2018~~

~~Elizabeth Boland~~	~~1,140~~	~~(2)~~	~~-~~		~~-~~		~~$~~	~~112.50~~	~~3/6/2013~~
	~~25,580~~	~~(3)~~	~~19,720~~	~~(3)~~	~~-~~		~~$~~	~~10.00~~	~~9/2/2018~~
	~~-~~		~~-~~		~~49,300~~	~~(4)~~	~~$~~	~~10.00~~	~~9/2/2018~~
	~~-~~		~~7,500~~	~~(3)~~	~~-~~		~~$~~	~~10.00~~	~~4/1/2021~~
	~~-~~		~~-~~		~~7,500~~	~~(4)~~	~~$~~	~~10.00~~	~~4/4/2022~~

David Lissy	543	(2)	-		-			$112.50	2/19/2014
	6,080	(3)	1,520	(3)	-			$566.32	9/2/2018
	-		-		7,600	(5)		$566.32	9/2/2018
	2,816	(4)	-		-			$566.32	4/4/2022
	-		615	(3)	-			$566.32	5/2/2022
	-		-		615	(5)		$566.32	5/2/2022

Mary Ann Tocio	226	(2)	-		-			$112.50	2/19/2014
	5,712	(3)	1,428	(3)	-			$566.32	9/2/2018
	-		-		7,140	(5)		$566.32	9/2/2018
	4,796	(4)	-		-			$566.32	4/4/2022
	-		615	(3)	-			$566.32	5/2/2022
	-		-		615	(5)		$566.32	5/2/2022

Elizabeth Boland	2,540	(3)	635	(3)	-			$566.32	9/2/2018
	-		-		3,715	(5)		$566.32	9/2/2018
	161	(3)	322	(3)	-			$566.32	4/1/2021
	-		-		483	(5)		$566.32	4/1/2021
	648	(4)	-		-			$566.32	4/4/2022
	-		495	(3)	-			$566.32	5/2/2022
	-		-		495	(5)		$566.32	5/2/2022

(1)	The amounts in the table reflect options to purchase shares of our Class A common stock and Class L common stock outstanding as of December 31, 201~~1~~2. The amounts included in the table ~~do not give effect to~~reflect our option exchange described below that was completed on May 2, 2012 ~~or~~ but do not give effect to the reclassification. The exercise prices of the option awards granted as part of the option exchange are $6.09 per share of Class A common stock and $511.51 per share of Class L common stock, which amounts are equal to the fair market value of our Class A common stock and Class L common stock, respectively, on the date of grant of the new option awards, and do not give effect to the reclassification. For a more detailed discussion of this option exchange, see the discussion in “—Equity Plan” below and in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $2.50 per share and one share of Class L common stock at $90.00 per share, resulting in an aggregate exercise price of $112.50 for such combination of shares. These continuation options were granted in connection with our going private transaction in substitution for then-outstanding options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan and were fully vested at the time of grant. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $2.50 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $4.93 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $90.00 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $2.56 per share.
(3)	Reflects options to purchase ~~shares of our Class A common stock that~~ a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options are subject to service-based vesting requirements. 40% of the shares underlying the options granted to Mr. Lissy and Ms. Tocio vest on the second anniversary of the date of grant and 20% of the shares vest on each of the third, fourth and fifth anniversaries of the date of grant, subject to continued employment. The award granted to Ms. Boland on April 1, 2011 vests in equal installments on each of January 1, 2012, 2013 and 2014, subject to her continued employment. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.
(4)

Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options were fully vested upon grant. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.

(~~4~~5)	Reflects options to purchase ~~shares of our Class A Common Stock that~~ a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options are subject to service-based and performance-based vesting conditions for which the performance condition had not been satisfied as of the end of fiscal 201~~1~~2. These options conditionally vest on the same schedule as described in note (3) above, but will only fully vest and become exercisable if there is a sale of the Company or an initial public offering of the Company’s stock or upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s award will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. The performance condition for all of these awards will be satisfied upon completion of this offering. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $~~12.00~~6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.
(~~5~~6)	The exercise price of the options is at or above the fair market value of a share of our common stock on the grant date, as determined by the board in accordance with the common stock valuation policy described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation and Stock-Based Compensation.” The exercise price of each continuation option expiring in 2012, 2013 and 2014 was adjusted at the time of our going private transaction based on the value of our equity on May 28, 2008, the closing date of our going private transaction.
(~~6~~7)	All options have a ten-year term (except the continuation options described in note (2), which retained their original term and expire in ~~2012, 2013 and~~2014).

Retirement Benefits

We do not have any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that apply to our named executive officers. We offer a tax-qualified retirement plan (the “401(k) Plan”) to eligible employees, including our named executive officers. The 401(k) Plan permits eligible employees to defer up to 50% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Service. Employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Each plan year, we may, but are not required to, make discretionary matching contributions and other employer contributions on behalf of eligible employees. Employer matching contributions and other employer contributions begin to vest 20% per year after two years of vesting service with us and fully vest after six years of vesting service with us.

Severance Agreements

The Company has entered into a severance agreement with each of Mr. Lissy, Ms. Tocio and Ms. Boland, which agreements provide for certain payments and benefits upon a qualifying termination of the executive’s employment and/or a change of control.

Termination of Employment Without Cause or for Good Reason Within 24 Months Following a Change of Control (the “Protection Period”).    If within 24 months after a change of control the executive’s employment is terminated by the Company for any reason other than for cause or death or disability or the executive terminates his or her employment for good reason (as such terms are defined in the respective agreements), the executive will be entitled to receive, in each case, (a) any accrued but unpaid base salary as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs, and (b) subject to the executive not breaching the non-competition, non-solicitation and non-hire provisions contained in the executive’s agreement, monthly severance pay for 24 months (or until such earlier date as the executive secures other employment) equal to 1/24th of the executive’s total base salary and cash bonus compensation for the prior two years of the executive’s employment. If the executive elects, in accordance with applicable federal law, to continue his or her participation in the Company’s health plans following termination of employment, the Company will pay the premiums for such participation for 24 months (or until such earlier date as the executive secures other employment). If the executive’s continued participation in the Company’s group health plans is not possible under the terms of those plans, the Company will instead arrange to provide the executive and his or her dependents substantially similar benefits upon comparable terms or pay the executive an amount in cash equal to the full cash value of such continued benefits. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Without Cause or for Good Reason Outside of the Protection Period.    If the Company terminates the executive’s employment without cause or the executive resigns for good reason, in either case outside of the 24-month period following a change of control, in addition to any accrued but unpaid base salary and other accrued benefits then due to the executive as of termination, the executive will be entitled to receive bi-weekly severance payments for 18 months (in the case of Ms. Boland, for one year) at his or her then-base salary rate and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Due to Death or Disability.    If the executive’s employment terminates due to death or the executive becomes disabled, the executive will be entitled to receive accrued but unpaid base salary and other accrued benefits then due to the executive as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Other Termination of Employment.    If the executive’s employment is terminated by the Company for cause or the executive voluntarily resigns without good reason, the executive will only be entitled to receive accrued but unpaid base salary and any other accrued benefits then due to the executive as of termination.

Change of Control.    Pursuant to the severance agreements, immediately prior to a change of control, all unvested options then held by the executive will vest in full.

2012 Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2012. Compensation for Mr. Lissy and Ms. Tocio is included with that of our other named executive officers. Ms. Mason, Chairman of our board, is also the founder and an employee of the Company.

Name	Fees paid in cash ($)		Option awards ($)(1)(2)	Non-equity incentive plan compensation ($)		All other compensation		Total ($)
Lawrence Alleva	25,000		-	-		-		25,000
Roger Brown	~~12,500~~16,000		~~(2)~~107,874	-		-		~~12,500~~123,874
Marguerite Kondracke	~~12,000~~13,000		~~(2)~~57,239	-		-		~~12,000~~70,239
Sara Lawrence-Lightfoot	~~15,000~~16,000		~~(2)~~57,239	-		-		~~15,000~~73,239
Linda Mason	~~167,905(1)~~79,460	(3)	~~(2)~~393,682	~~19,991(3)~~39,730	(4)	~~3,075(4)~~2,105	(5)	~~211,994~~514,977

(1)	For fiscal 2012, amounts shown reflect (i) the incremental fair value of options awarded in connection with the option exchange program, determined as of the modification date of such options in accordance with FASB ASC Topic 718 (Mr. Brown $107,874; Ms. Kondracke $57,239; Ms. Lawrence-Lightfoot $57,239; and Ms. Mason $358,844) and (ii) the fair value of options awarded in 2012 determined in accordance with FASB ASC Topic 718 (Ms. Mason $34,834).
(2)

As of December 31, 201~~1~~2, before giving effect to the reclassification, Mr. Brown held options to purchase 19,962 shares of our Class A common stock and options to purchase ~~2,022~~2,218 shares of our Class L common stock, Ms. Kondracke held options to purchase ~~4,000~~936 shares of our Class A common stock and options to purchase 104 shares of our Class L common stock, Dr. Lawrence-Lightfoot held options to purchase ~~4,000~~936 shares of our Class A common stock and options to purchase 104 shares of our Class L common stock and Ms. Mason held options to purchase ~~29,647~~8,901 shares of our Class A common stock and options to purchase 989 shares of our Class L common stock. ~~None of our directors were awarded options during fiscal year 2011.~~

(~~1~~3)	Amount shown reflects compensation earned by Ms. Mason in her capacity as an employee of the Company. ~~and includes a $90,000 cash payment to Ms. Mason in respect of a deferred compensation award made by the Company in May 2008 in connection with our going private transaction that vested, based on continued service by Ms. Mason, on May 29, 2011, and was subsequently paid.~~Ms. Mason did not receive any compensation separately in respect of her service as Chairman.
(~~3~~4)	Represents a cash bonus paid to Ms. Mason in her capacity as an employee of the Company.
(~~4~~5)	Amount shown includes matching contributions made to Ms. Mason under the 401(k) Plan, in her capacity as an employee.

Under our current director compensation program, each member of our board of directors who is not ~~a full time~~ an employee of the Company is eligible to receive compensation for his or her service as a director as follows: each director receives an annual retainer of $5,000 for board services; a meeting fee of $2,500 per in person meeting; and a meeting fee of $1,000 per telephonic meeting.

Our board of directors ~~intends to adopt a~~has developed a revised director compensation program ~~to be~~that will be fully effective upon the completion of this offering. Pursuant to this program, each member of our board, except directors affiliated with our Sponsor as described below, who is not an employee of the Company will be eligible to receive an annual equity award valued at approximately $40,000, which may be in the form of stock options, subject to certain meeting attendance requirements. Each non-employee director will also be eligible to receive an annual retainer for board services ~~and to receive additional amounts~~ of $10,000, meeting fees ranging from $1,500 to $4,000 for attendance at board or committee meetings and additional compensation of up to $20,000 for services provided as the chair of certain committees. Currently, only Mr. Alleva’s compensation reflects these revised amounts. We have not, since our going private transaction, compensated directors affiliated with the Sponsor for their board service and, while the Sponsor controls a majority of our outstanding common stock, none of the directors affiliated with the Sponsor will be compensated for their board service.

Equity Plan

The Equity Plan, which became effective May 28, 2008 and was amended on March 9, 2012, provides for the grant of options to purchase shares of our Class A common stock and Class L common stock to key employees of, directors of, and consultants and advisors to the Company and its affiliates who are in a position to contribute significantly to the success of the Company. Certain continuation options were granted in connection with our going private transaction under the Equity Plan in substitution for options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and Amended and Restated 1998 Stock Incentive Plan. Such continuation options were fully vested at grant and give the option holder the right to purchase shares of our common stock and Class L common stock in the same ratio of nine shares of our common stock for every share of Class L common stock. The summary of the Equity Plan is not a complete description of all provisions of the Equity Plan and is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The Equity Plan is administered by our compensation committee, which has authority to select award recipients in consultation with our Chief Executive Officer and determine the terms of all awards, including the time or times at which awards vest or become exercisable and remain exercisable. Unless otherwise provided by our compensation committee, a participant’s unvested awards will immediately terminate upon the participant’s cessation of employment, and vested awards will remain outstanding for 30 days (or until the award’s expiration date, if earlier), provided that a participant’s vested awards will remain outstanding for one year following death, 180 days following termination of employment due to disability, and 90 days following retirement (or, in each case, until the award’s expiration date, if earlier). If a participant’s employment terminates for cause, all awards then held by the participant will be forfeited immediately, whether or not vested.

All awards granted under the Equity Plan, and any stock issued pursuant to awards granted under such plan, are subject to the terms of our stockholders agreement, which will be amended and restated effective upon the completion of this offering. See “Related Party Transactions—Stockholders Agreement.” The exercise price of each option under the Equity Plan, other than certain continuation options granted by the Company in connection with the Acquisition, is equal to the fair market value of the stock subject to the award on the grant date or such higher amount as our compensation committee may determine.

All awards under the Equity Plan fully vest in the event of a change of control (as defined in the Equity Plan). In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Awards not assumed will terminate upon the consummation of such corporate transaction. Following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan described below.

On May 2, 2012, we completed an option exchange program in which all participants in the Equity Plan, including our named executive officers, agreed to exchange their then-outstanding options to purchase shares of our Class A common stock for options to purchase a combination of shares of our Class A common stock and Class L common stock based on an exchange ratio of options to purchase approximately 15.5 shares of our Class A common stock for a new option to purchase nine shares of Class A common stock and one share of Class L common stock. The new option awards are subject to the same vesting and other terms as were applicable to the exchanged options which are described above, except that the exercise price of the new option awards is equal to the fair market value of our Class A common stock and Class L common stock on the date of grant of the new option awards. As a result of the exchange program, options to purchase 1,401,750 shares of our common stock were exchanged for options to purchase 815,670 shares of our common stock and 90,630 shares of our Class L common stock, at exercise prices of $6.09 per share of our common stock and $511.51 per share of our Class L common stock, which amounts are equal to the fair market value of our common stock and Class L common stock, respectively, on the date of grant of the new option awards. After this option exchange program, all outstanding awards consist of options to purchase a combination of shares of our Class A common stock and Class L common stock in a ratio of nine shares of Class A common stock for every share of Class L common stock. At the time of the reclassification, all outstanding options to purchase shares of our Class A common stock and our Class L common stock became exercisable for shares of our common stock with the number of shares of common stock issuable upon exercise and the exercise price per share appropriately adjusted in accordance with the terms of the Equity Plan to reflect the reverse split of our Class A common stock and the conversion of our Class L common stock into shares of our Class A common stock. See “The Reclassification.” For a more detailed discussion of this option exchange, see note 12 to our consolidated financial statements included elsewhere in this prospectus.

2012 Omnibus Plan

~~Prior to the completion of~~In connection with this offering, our board of directors ~~intends to adopt~~has adopted the Bright Horizons Family Solutions Inc. 2012 Omnibus Long-Term Incentive Plan (the “2012 Omnibus Plan”) and following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan. Prior to the completion of this offering, other than an award expected to be granted to our independent director, no awards have number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and Termination.    Our compensation committee will be able to amend the 2012 Omnibus Plan or outstanding awards, or terminate the 2012 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2012 Omnibus Plan or reserved by our compensation committee). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable stock exchange requirements.

~~2012 Cash Bonus Program~~

~~Our named executive officers are each entitled to participate in our annual cash bonus program for fiscal 2012. As with our fiscal 2011 program described above under “—Executive Compensation—Elements of Executive Compensation—Annual Cash Bonus,” 50% of the cash incentive award will be determined based on the achievement of pre-established corporate goals, and 50% will be determined based on a qualitative assessment of each individual’s performance. The corporate performance goal for 2012 under this program is growth in EBITDA. For fiscal 2012, Mr. Lissy and Ms. Tocio each have a target cash incentive award of 120% of base salary, and Ms. Boland has a target cash incentive award of 60% base salary. Each named executive officer can earn more than the full amount of the portion of his or her target award that is based on corporate performance if corporate performance for the year exceeds target and can earn less than the full amount if the target level of performance is not achieved. Each executive officer must remain employed on the last day of the fiscal year in order to receive his or her bonus.~~

Bright Horizons Family Solutions Inc. Annual Incentive Plan

In connection with this offering, our board of directors has adopted the Bright Horizons Family Solutions Inc. Annual Incentive Plan (the “Annual Plan”). Starting with our 2013 fiscal year, annual award opportunities for executive officers, including our named executive officers, and other key employees will be granted under the Annual Plan. The Company expects that the structure of the annual bonus program under the Annual Plan following this offering will remain consistent with the bonus program in effect during fiscal 2012. For fiscal 2013, each named executive officer will receive a cash award, 50% of which will be determined based on the achievement of the pre-established corporate goals, and 50% of which will be determined based on a qualitative assessment of each individual’s performance. The corporate performance goal for 2013 under this program is growth in EBITDA. The following summary describes ~~what we anticipate to be~~ the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Annual Plan ~~will be~~is administered by our compensation committee. Our compensation committee has authority to interpret the Annual Plan, and any interpretation or decision by the compensation committee with regard to any questions arising under the Annual Plan will be final and conclusive on all participants.

Eligibility.    Executive officers and other key employees of the Company and our subsidiaries will be selected from time to time by the compensation committee to participate in the Annual Plan.

Awards.    Award opportunities under the Annual Plan will be granted by our compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the compensation committee). The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the compensation committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m).

Performance Criteria.    Awards under the Annual Plan will be made based on, and subject to achieving, “performance criteria” established by our compensation committee, which may relate to Company and/or individual performance. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured